

Ridgecroft Distillery LLC (DBA Gate 11 Distillery)
(the "Company")
a Tennessee Limited Liability Company

Financial Statements (unaudited) and Independent Accountant's Review Report

Years Ended December 31, 2024 & 2023

Table of Contents



Certified Public Accountants, Cyber Security, and Governance, Risk & Compliance Professionals

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INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Ridgecroft Distillery LLC Management

We have reviewed the accompanying financial statements of Ridgecroft Distillery LLC (the Company) which comprise the statements of financial position as of December 31, 2024 & 2023 and the related statements of operations, statements of changes in members' equity, and statements of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
March 18, 2025

RIDGECROFT DISTILLERY LLC
STATEMENTS OF FINANCIAL POSITION

	As of December 31,	
	2024	**2023**
ASSETS		
Current Assets:		
Cash and Cash Equivalents	18,494	29,474
Inventory	17,988	16,409
Total Current Assets	36,482	45,883
Non-Current Assets:		
Fixed Assets	343,325	354,089
Right of Use Asset	177,728	220,379
Other Assets	15,462	64,023
Total Non-Current Assets	536,515	638,491
TOTAL ASSETS	**572,997**	**684,374**
LIABILITIES AND EQUITY		
Current Liabilities:		
Credit Card Payable	50,582	83,636
Line of Credit	-	9,111
Lease Liability - Current	43,352	42,651
Loan Payable - Current	134,279	136,965
Due to related parties	249,178	70,495
Other Current Liabilities	2,777	8,142
Total Current Liabilities	480,168	351,000
Non-Current Liabilities:		
Lease Liability - Non Current	134,375	177,728
Loan Payable - Non Current	461,607	518,527
Total Non-Current Liabilities	595,982	696,255
TOTAL LIABILITIES	1,076,150	1,047,255
EQUITY		
Members Capital	303,407	266,741
Retained Earnings	(806,560)	(629,622)
TOTAL EQUITY	(503,153)	(362,881)
TOTAL LIABILITIES AND EQUITY	**572,997**	**684,374**

See Accompanying Notes to these Unaudited Financial Statements

RIDGECROFT DISTILLERY LLC
STATEMENTS OF OPERATIONS

	Year Ended December 31,	
	2024	**2023**
Sales	597,326	524,964
Cost of Goods Sold	124,979	115,988
Gross Profit	**472,347**	**408,976**
Operating Expenses		
General and Administrative Expense	175,337	169,270
Salaries and Wages Expense	170,062	165,232
Rent Expense	78,257	62,427
Taxes, Licenses and Fees	50,906	33,174
Advertising and Marketing Expense	27,275	8,684
Total Operating Expenses	**501,837**	**438,787**
Total Loss from Operations	**(29,490)**	**(29,811)**
Other Income (Expenses)		
Other Expenses	-	-
Other Income	19,028	23,889
Total Other Income (Expenses)	**19,028**	**23,889**
Earnings Before Interest, Taxes, Depreciation, and Amortization	**(10,462)**	**(5,922)**
Interest Expense	107,133	83,663
Depreciation Expense	15,415	17,185
Amortization Expense	43,928	4,624
Net Loss	**(176,938)**	**(111,394)**

See Accompanying Notes to these Unaudited Financial Statements

RIDGECROFT DISTILLERY LLC

STATEMENTS OF CHANGES IN MEMBERS' EQUITY

	Members' Capital	Retained Earnings (Deficit)	Total Members' Equity
Ending balance at 01/01/2023	268,294	(518,228)	(249,934)
Contribution	100,264	-	100,264
Distribution	(101,817)	-	(101,817)
Net loss	-	(111,394)	(111,394)
Ending balance at 12/31/23	**266,741**	**(629,622)**	**(362,881)**
Contribution	53,000	-	53,000
Distribution	(16,334)	-	(16,334)
Net loss	-	(176,938)	(176,938)
Ending balance at 12/31/24	**303,407**	**(806,560)**	**(503,153)**

See Accompanying Notes to these Unaudited Financial Statements

RIDGECROFT DISTILLERY LLC
STATEMENTS OF CASH FLOWS

	Year Ended December 31,	
	2024	**2023**
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss	(176,938)	(111,394)
Adjustments to reconcile Net Loss to Net Cash provided by operations:		
Amortization Expense	43,928	4,624
Depreciation Expense	15,415	17,185
Decrease (Increase) in Assets:		
Inventory	(1,579)	(4,420)
Right of Use Asset	42,651	41,963
Other Assets	9	(15,471)
Increase (Decrease) in Liabilities:		
Credit Card Payable	(33,054)	(16,796)
Line of Credit	(9,111)	9,111
Other Current Liabilities	(5,365)	(15,219)
Lease Liability	(42,652)	(41,963)
Total Adjustments to reconcile Net Loss to Net Cash provided by operations	10,242	(20,986)
Net Cash used in Operating Activities	(166,696)	(132,380)
CASH FLOWS FROM AN INVESTING ACTIVITY		
Acquisition of Fixed Assets	(27)	(8,476)
Net Cash used in an Investing Activity	(27)	(8,476)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from (Payments to) Loans	(59,606)	127,759
Proceeds from (Payments to) Loans to Related Parties	178,683	8,585
Members Contributions (Withdrawals)	36,666	(1,552)
Net Cash provided by Financing Activities	155,743	134,792
Cash at the beginning of period	29,474	35,538
Net Cash decrease for period	(10,980)	(6,064)
Cash at end of period	**18,494**	**29,474**

See Accompanying Notes to these Unaudited Financial Statements

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Ridgecroft Distillery LLC DBA Gate 11 Distillery ("the Company") was formed in Tennessee on November 7, 2017. The Company's headquarters is located in Tennessee, and its customer base primarily consists of individuals and businesses in Tennessee and across the United States.

The Company operates as a craft spirits distillery, generating revenue through a combination of distillery tours, tastings, and retail sales. During the day, the distillery provides an opportunity for tourists and local customers to explore the production process and purchase bottled spirits and merchandise. In the evenings, the facility transforms into a live music venue and cocktail bar, catering to a different customer experience. The distillery also distributes its wide range of spirits to bars, restaurants, and consumers through various distribution partnerships.

To support its growth and development, the Company plans to conduct a crowdfunding campaign in 2025 under Regulation CF to raise the necessary operating capital.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

As of December 31, 2024, the Company has no off-balance sheet concentration of credit risk such as forward exchange contracts, option contracts or other foreign hedging arrangements.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized losses every year since inception and may continue to generate losses. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. Considering these factors, there is substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2024 and December 31, 2023.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $18,494 and $29,474 in cash as of December 31, 2024 and December 31, 2023, respectively.

Inventory

Inventory consisted primarily of raw materials amounting to $17,988 and $16,409 as of December 31, 2024 and December 31, 2023, respectively. Inventories are stated at the lower of cost or net realizable value utilizing the first-in, first-out method.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the double declining balance method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment in 2024.

A summary of the Company's property and equipment as of December 31 is shown below.

Property Type	Useful Life in Years	2024	2023
Furniture and Fixtures	5-7	47,098	47,098
Machinery and Equipment	5-7	165,285	165,285
Leasehold Improvements	39	402,596	402,569
Less Accumulated Depreciation		(271,654)	(260,863)
Totals		343,325	354,089

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenue through the sale of distilled spirits both directly through its own store and through distributors. The performance obligation of the Company is the delivery of products to its customers, either in-person at the distillery or through distribution channels. Revenue is recognized at the point of sale, coinciding with the receipt of payment from customers.

General and Administrative Expense

General and administrative expenses consist of various expenses that were necessary in the operations of the business. The expenses included were entertainment, utilities, insurance, subscriptions and other miscellaneous expenses and are charged as expenses once incurred.

Salaries and Wages Expense

These are amounts paid to employees in exchange for services rendered by them to the Company. This also includes benefits and taxes related to employee wages and are charged as expenses once incurred.

Rent Expense

These are the lease payments for the terminal station leased for a 10 year period.

Advertising and Marketing Expense

Advertising and marketing costs associated with marketing the Company's products and services are expensed as costs are incurred.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

As detailed in Note 5, the members of the Company have provided a loan to finance its operations, with outstanding balances of $249,178 and $70,495 as of December 31, 2024, and December 31, 2023, respectively.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees aside from the lease commitments below:

The Company rented a property in 2019 with a monthly rental of $3,822 for a term of 10 years. As a result, the Company recognized a lease liability and right-of-use asset in 2024 and 2023, summarized as follows:

	2024	2023
	12/31	12/31
Finance lease expense		
Amortization of ROU assets	-	-
Interest on lease liabilities	-	-
Operating lease expense	45,864	45,864
Variable lease expense	-	-
Total	45,864	45,864
Other Information		
Operating cash flows from operating leases	45,864	45,864
ROU assets obtained in exchange for new operating lease liabilities	-	83,505
Weighted-average remaining lease term in years for finance leases	-	-
Weighted-average remaining lease term in years for operating leases	4	5
Weighted-average discount rate for finance leases	-	-
Weighted-average discount rate for operating leases	2%	2%
Maturity Analysis	Operating	Operating
2024-12		45,864
2025-12	45,864	45,864
2026-12	45,864	45,864
2027-12	45,864	45,864
2028-12	45,864	45,864
Thereafter	-	-
Total undiscounted cash flows	183,456	229,320
Less: present value discount	(5,729)	(8,941)
Total lease liabilities	177,727	220,379

NOTE 5 – LIABILITIES AND DEBT

The Company has entered into various loans from 2018 to 2024 to fund its operations as summarized below:

				As of December 31, 2024			
Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Interest Paid
SBA Loan-Pinnacle	710,000	10.5%	2029	77,980	259,647	337,626	40,584
Southeast TN Loan	81,725	1.0%	2029	11,276	42,878	54,154	604
Tandembank Loan	150,000	3.8%	2033	21,813	117,337	139,150	17,567
Ready Cap Loan	50,000	6.5%	2034	6,918	41,744	48,662	4,903
Other Current Loans	-	-	On Demand	16,292	-	16,292	20,619
Total				134,279	461,607	595,886	84,276

					As of December 31, 2023		
Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Interest Paid
SBA Loan-Pinnacle	710,000	10.5%	2029	59,114	337,626	396,741	44,250
Southeast TN Loan	81,725	1.0%	2029	11,276	54,368	65,644	718
Tandembank Loan	150,000	3.8%	2033	21,011	126,534	147,545	4,205
Ready Cap Loan	50,000	6.5%	2034	-	-	-	-
Other Current Loans	-	-	On Demand	45,562	-	45,562	10,130
Total				136,965	518,527	655,492	59,303

On the other hand, the loans provided by various members to the Company are as follows:

	As of December 31, 2024	As of December 31, 2023
Loans Payable To (Member):	Outstanding Balance	Outstanding Balance
Benjamin Aaron Lee	223,983	69,010
William Allen Lee	5,194	1,485
Punit J. Butwala	20,000	-
Total	249,178	70,495

These related party loans mature in 60 months and incurs a nominal annual interest rate of 7%.

NOTE 6 – EQUITY

The Company was organized in Tennessee in 2017 with a total initial contribution of $150,000 from 5 members.

Interest - Each member has interest in the Company that includes the following: (a) to its distributive share of Net Income, Net Losses and other items of income, gain, loss and deduction of the Company; (b) to its distributive share of the assets of the Company; (c) to vote on, consent to or otherwise participate in any decision of the Members; and (d) to any and all other benefits to which such Member may be entitled.

Allocation - For each fiscal year after giving effect to the special allocations, net income and net loss of the Company shall be allocated among the Members pro rata in accordance with their membership interests.

Liquidation - In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or Deemed Liquidation Event, one of the member (JBT) shall be entitled to be paid out of the assets of the Corporation available for distribution to its Members prior to any payment being made to the remaining Members an amount equal to $50,000. The remaining members shall be entitled to an amount equal to two times their capital contributions.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through March 18, 2025, the date these financial statements were available to be issued. No events require recognition or disclosure.